Exhibit 99.1

Sinovac to Present at 2009 UBS Global Life Sciences Conference

BEIJING, Sept. 16 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (NYSE: SVA), a leading provider of biopharmaceutical products in China, announced today that Mr. Weidong Yin, Chairman, President & CEO, will present at the 2009 UBS Global Life Sciences Conference in New York City. The presentation is scheduled for Tuesday, September 22, 2009 at 9 a.m. Eastern time.

A live webcast of the presentation will be available online on the Investor Relations home page of the Sinovac's corporate Web site at http://www.sinovac.com .

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccine products include Healive(R) (hepatitis A), Bilive(R) (combined hepatitis A and B), and Anflu(R) (influenza). Panflu(TM), Sinovac's pandemic influenza vaccine (H5N1), has already been approved for government stockpiling. Sinovac is developing vaccines for enterovirus 71, universal pandemic influenza, Japanese encephalitis, and human rabies. Its wholly owned subsidiary, Tangshan Yian, is conducting field trials for independently developed inactivated animal rabies vaccines.

For more information, please contact:

Helen G. Yang
Sinovac Biotech Ltd.
Tel:   +86-10-8289-0088 x9871
Fax:   +86-10-6296-6910
Email: info@sinovac.com

Investors:
Amy Glynn/Sara Pellegrino
The Ruth Group
Tel:   +1-646-536-7023/7002
Email: aglynn@theruthgroup.com
            spellegrino@theruthgroup.com

Media:
Janine McCargo
The Ruth Group
Tel:    +1-646-536-7033
Email:  jmccargo@theruthgroup.com